Minco Gold Corporation
Common Shares
60254D108
April 19, 2007


CUSIP 60254D108
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,268,300

6. n/a

7. 4,268,300

8. n/a

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) Minco Gold Corporation
(b) 2772-1055 West Georgia Street
    Vancouver, BC
    V6E 3P3
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 60254D108

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 4,268,300
    (ii) n/a
    (iii) 4,268,300
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 25, 2007
Eric Sprott
Chief Executive Officer